UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Westport Innovations Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
960908309
(CUSIP Number of Class of Securities)
James R. Black
Davis Wright Tremaine
505 Montgomery Street, Suite 800
San Francisco, CA 94111
(415) 276-6508
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 12, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS Kevin Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,848,460 (1)(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

3,902,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,902,000 (1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.2% (1)(4)

12	TYPE OF REPORTING PERSON

IN
(1) As of February 12, 2010.
(2) Kevin Douglas and his wife, Michelle Douglas, hold 1,560,802 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 1,287,658 shares.
(3) Kevin Douglas has dispositive power with respect to 390,201 shares held by James E. Douglas III and 663,339 shares held by the Douglas Family Trust.
(4) Based on 38,278,840 shares of the Issuer’s common stock outstanding as of December 31, 2009, as reported on Issuer’s Form 6-K filed with the SEC on February 16, 2010.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS Michelle Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,848,460 (1)(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

2,848,460 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,848,460 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.4% (1)(3)

12	TYPE OF REPORTING PERSON

IN
(1) As of February 12, 2010.
(2) Kevin Douglas and his wife, Michelle Douglas, hold 1,560,802 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 1,287,658 shares.
(3) Based on 38,278,840 shares of the Issuer’s common stock outstanding as of December 31, 2009, as reported on Issuer’s Form 6-K filed with the SEC on February 16, 2010.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS James E. Douglas III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		390,201 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

390,201 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

390,201 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0% (1)(3)

12	TYPE OF REPORTING PERSON

IN
(1) As of February 12, 2010.
(2) Kevin Douglas shares dispositive power with respect to 390,201 shares held by James E. Douglas III.
(3) Based on 38,278,840 shares of the Issuer’s common stock outstanding as of December 31, 2009, as reported on Issuer’s Form 6-K filed with the SEC on February 16, 2010.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,560,802 (2)(3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,560,802 (2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,560,802 (2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1% (2)(4)

12	TYPE OF REPORTING PERSON

OO
(1) Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2) As of February 12, 2010.
(3) Kevin Douglas and his wife, Michelle Douglas, hold 1,560,802 shares jointly as the beneficiaries of the K&M Douglas Trust.
(4) Based on 38,278,840 shares of the Issuer’s common stock outstanding as of December 31, 2009, as reported on Issuer’s Form 6-K filed with the SEC on February 16, 2010.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS Douglas Family Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		663,339 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

663,339 (2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

663,339 (2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.7% (2)(4)

12	TYPE OF REPORTING PERSON

OO
(1) James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.
(2) As of February 12, 2010.
(2) Kevin Douglas has dispositive power with respect to 663,339 shares held by the Douglas Family Trust.
(3) Based on 38,278,840 shares of the Issuer’s common stock outstanding as of December 31, 2009, as reported on Issuer’s Form 6-K filed with the SEC on February 16, 2010.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		1,287,658 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,287,658 (2)

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,287,658 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.4% (2)(3)

12	TYPE OF REPORTING PERSON

OO
(1) Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2) As of February 12, 2010.
(3) Based on 38,278,840 shares of the Issuer’s common stock outstanding as of December 31, 2009, as reported on Issuer’s Form 6-K filed with the SEC on February 16, 2010.

Item 1.
(a)	Name of Issuer:

Westport Innovations Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Suite 101 1750 West 75th Avenue Vancouver, British Columbia Canada V6P 6G2
Item 2.
(1)(a)	NAME OF PERSONS FILING: Kevin Douglas Michelle Douglas James E. Douglas III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, CA 94939

(c)	CITIZENSHIP:

United States

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $1 per share

(e)	CUSIP NUMBER:

960908309

(2)(a)	NAME OF PERSONS FILING: K&M Douglas Trust Douglas Family Trust James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, CA 94939

(c)	CITIZENSHIP:

California

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

(e)	CUSIP NUMBER:

960908309

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Not Applicable.

Item 4.	Ownership
Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.
Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2010	* Kevin Douglas

Kevin Douglas

Date: February 18, 2010	* Michelle Douglas

Michelle Douglas

Date: February 18, 2010	* James E. Douglas III

James E. Douglas III

K&M Douglas Trust

Date: February 18, 2010	* Kevin Douglas

	By:	Kevin Douglas
	Title:	Trustee

Date: February 18, 2010	* Michelle Douglas

	By:	Michelle Douglas
	Title:	Trustee

Douglas Family Trust

Dated: February 18, 2010	* James E. Douglas, Jr.

	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: February 18, 2010	* Jean A. Douglas

	By:	Jean A. Douglas
	Title:	Trustee

James Douglas And Jean Douglas Irrevocable Descendants’ Trust

Date: February 18, 2010	* Kevin Douglas

	By:	Kevin Douglas
	Title:	Trustee

Date: February 18, 2010	* Michelle Douglas

	By:	Michelle Douglas
	Title:	Trustee

*By:	/s/ Eileen Davis-Wheatman
Eileen Davis-Wheatman
Attorney-in-fact